Exhibit 99.2

THE WILLIAMS COMPANIES, INC.

LETTER TO REGISTERED HOLDERS AND

THE DEPOSITORY TRUST COMPANY PARTICIPANTS

Offer To Exchange

One (1.0000) Share of Common Stock Plus $1.47 in Cash
For
Each Outstanding FELINE PACSSM
In the Form of an Income PACSSM (CUSIP 969457886)
Up to an Aggregate of 43,900,000 Income PACS
Pursuant to the Exchange Offer Prospectus dated September 17, 2004

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 18, 2004 (THE “EXPIRATION TIME”), UNLESS THE EXCHANGE OFFER IS EXTENDED OR EARLIER TERMINATED.

      FELINE PACS IN THE FORM OF INCOME PACS TENDERED IN THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME (AS IT MAY BE EXTENDED). IN ADDITION, YOU MAY WITHDRAW ANY TENDERED INCOME PACS AFTER NOVEMBER 15, 2004, IF WE HAVE NOT ACCEPTED THEM FOR EXCHANGE.

To Registered Holders and Depository Trust Company Participants:

      We are enclosing herewith the material listed below relating to the offer by The Williams Companies, Inc., a Delaware corporation (the “Company”), to exchange one (1.0000) share of the Company’s common stock plus $1.47 in cash for each validly tendered and accepted Income PACS, up to an aggregate of 43,900,000 Income PACS, upon the terms and subject to the conditions set forth in the Company’s Exchange Offer Prospectus, dated September 17, 2004, and the related Letter of Transmittal (which together constitute the “Exchange Offer”).

      The Company is requesting that you contact your clients for whom you hold Income PACS regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Income PACS registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:

1.	Exchange Offer Prospectus, dated September 17, 2004;

2.	Letter of Transmittal (together with accompanying Substitute Form W-9 and related Guidelines);

3.	Letter that may be sent to your clients for whose accounts you hold Income PACS in your name or in the name of your nominee, which contains a letter that may be sent from your clients to you with such client’s instruction with regard to the Exchange Offer; and

4.	Letter to the holders of FELINE PACS.

      We urge you to contact your clients promptly. Please note that the Exchange Offer will expire at the Expiration Time, unless extended. The Exchange Offer is subject to certain conditions. Please see the section of the Exchange Offer Prospectus entitled “The Exchange Offer — Conditions to the Exchange Offer.”

      The Company will pay a fee to soliciting dealers of an amount equal to $0.0625 for each validly tendered and accepted Income PACS in the exchange offer for beneficial owners whose ownership is equal to or fewer than 10,000 units. Any fees payable pursuant to this paragraph shall be paid in full to a soliciting dealer if such soliciting dealer is designated (as described in the Exchange Offer Prospectus), in which case such fees shall be payable in full to such designated soliciting dealer (which designated soliciting dealer may be a dealer manager). Except as set forth in the immediately preceding sentence, the Company will not pay any fee or commission to any broker or dealer or to any other persons (other than the dealer managers, the Exchange Agent and information agent) in connection with the solicitation of tenders of Income PACS pursuant to the Exchange Offer. The Company will pay or cause to be paid any transfer taxes payable on the transfer of Income PACS to the Company, except as otherwise provided in Instruction 6 of the enclosed Letter of Transmittal.

      Additional copies of the enclosed materials may be obtained from the information agent by calling D.F. King & Co., Inc. at (800) 848-2998.

Very truly yours,

THE WILLIAMS COMPANIES, INC.

“FELINE PACS” and “Income PACS” are service marks of Merrill Lynch & Co., Inc.

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